Exhibit 99.1

Ardagh Group S.A. – Fourth Quarter and Full Year 2020 Results

Ardagh Group S.A. (NYSE: ARD) today announced its results for the fourth quarter and year ended December 31, 2020.

	December 31, 2020	December 31, 2019	Change		Constant Currency

	($'m except per share data)
Full Year
Revenue (1)	6,731	6,660	1%		1%
Profit for the year - Group	35	1,458
Earnings per share - Group	0.15	6.17
Adjusted EBITDA (1)	1,155	1,173	(2%	)	(2%)
Adjusted earnings per share - Group (2)	1.44	1.82

Fourth Quarter
Revenue (1)	1,703	1,581	8%		5%
(Loss)/profit for the period - Group	(27)	1,405
(Loss)/earnings per share - Group	(0.11)	5.94
Adjusted EBITDA (1)	281	267	5%		3%
Adjusted earnings per share - Group (2)	0.28	0.39

Dividend per share declared (3)	0.15	0.14
Net debt to LTM Adjusted EBITDA (4)	4.9x	4.5x

Paul Coulson, Chairman and Chief Executive, said “The Group performed well in the quarter, with strong earnings growth in Metal Beverage Packaging and volume growth in Glass Packaging. The resilience of our businesses, the adaptability of our teams and the outlook for our sustainable products was underlined in 2020. We remain focused on growth and have increased our 2021-2024 Business Growth Investment program from $1.8 billion to $2.1 billion due to additional beverage can opportunities. These highly accretive investments underpin accelerated growth, including a projected doubling in Metal Beverage Packaging Adjusted EBITDA by 2024. We look forward to further strong progress in 2021.”

●	Revenue for the quarter of $1,703 million increased by 5% at constant currency, with Metal Beverage Packaging revenue increasing by 9% at constant currency, reflecting increased shipments, and Glass Packaging revenue increasing by 1%.

●	Metal Beverage Packaging shipments increased by 7% in the quarter and by 5% for the year. Speciality can volumes increased by 13% for the year.

●	Glass Packaging shipments increased by 1% in the quarter, with growth in Europe and North America.

●	Fourth quarter Adjusted EBITDA increased by 5% to $281 million, led by growth of 27% in Metal Beverage Packaging. Glass Packaging Adjusted EBITDA declined, due to lower production, as well as higher direct COVID-19 costs.

●	Business Growth Investment program on track in all regions, with new lines in Olive Branch, Mississippi, ramping up, Winston-Salem, North Carolina, expansion under way and new Huron, Ohio, plant under development. 2021-2024 investment program increased to $2.1 billion, due to additional Metal Beverage Packaging growth opportunities.

●	Cash and available liquidity of $1.9 billion at December 2020; capital structure significantly enhanced in 2020.

●	Sustainability commitments and actions advanced: Adopting Science Based Targets – resulting in our target of a 27% reduction in total carbon emissions by 2030. Leadership Class ratings achieved for Climate Change and Water Management from CDP in 2020.

●	2021 Guidance: Adjusted EBITDA of $1.28 - $1.30 billion, with end of year reported net leverage of around 5x LTM Adjusted EBITDA.

1

Financial Performance Review

Bridge of 2019 to 2020 Revenue and Adjusted EBITDA

Three months ended December 31, 2020

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2019	341	457	395	388	1,581
Organic	39	38	(1)	6	82
FX translation	18	—	22	—	40
Revenue 2020	398	495	416	394	1,703

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2019	44	66	99	58	267
Organic (5)	6	22	(12)	(9)	7
FX translation	2	—	5	—	7
Adjusted EBITDA 2020	52	88	92	49	281

2020 margin % (6)	13.1%	17.8%	22.1%	12.4%	16.5%
2019 margin % (6)	12.9%	14.4%	25.1%	14.9%	16.9%

Year ended December 31, 2020

Revenue	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Revenue 2019	1,556	1,816	1,613	1,675	6,660
Organic	33	36	10	(35)	44
FX translation	10	—	17	—	27
Revenue 2020	1,599	1,852	1,640	1,640	6,731

Adjusted EBITDA	Metal Beverage Packaging Europe	Metal Beverage Packaging Americas	Glass Packaging Europe	Glass Packaging North America	Group
	$'m	$'m	$'m	$'m	$'m
Adjusted EBITDA 2019	253	250	391	279	1,173
Organic (5)	(5)	46	(27)	(38)	(24)
FX translation	1	—	5	—	6
Adjusted EBITDA 2020	249	296	369	241	1,155

2020 margin % (6)	15.6%	16.0%	22.5%	14.7%	17.2%
2019 margin % (6)	16.3%	13.8%	24.2%	16.7%	17.6%

2

Group Performance

Full Year

Revenue increased by $71 million, to $6,731 million in 2020, compared with $6,660 million in 2019. On a constant currency basis, revenue increased by 1%, principally due to volume/mix growth in Metal Beverage Packaging and the pass through of increased costs in Glass Packaging Europe. This more than offset lower COVID-19 impacted demand in Glass packaging, particularly in the second quarter, and the pass through of lower input costs in Metal Beverage Packaging. Full year 2020 volume/mix increased by 1% for the Group, with growth of 4% in Metal Beverage Packaging and a reduction of 2% in Glass Packaging.

Adjusted EBITDA of $1,155 million in 2020 was 2% lower than the prior year. This decrease was primarily driven by strong volume/mix growth in Metal Beverage Packaging, more than offset by lower production in Glass Packaging, resulting in unfavorable fixed cost absorption, as well as increased operating costs, including $30 million COVID-19 related direct costs.

Implementation of the Group’s 2021-2024 Business Growth Investment program continued to progress well during the quarter, in the Americas and Europe. This program has been increased from $1.8 billion to $2.1 billion due to additional growth opportunities in Metal Beverage Packaging.

During 2020, we significantly advanced our sustainability agenda. Our revised strategy, overseen by our Board Sustainability Committee, commits us to adopt science based sustainability targets – resulting in our target of a 27% reduction in total carbon emissions by 2030. We continue to work with our suppliers to increase recycled content, and with industry associations such as FEVE in Europe in a Close the Glass Loop initiative, which aims to raise glass packaging collection rates to 90% by 2030. In 2020, we were again awarded an A- Leadership rating for Climate Change from CDP (formerly Carbon Disclosure Project) for our consistent efforts in this area and a Gold Rating from Ecovadis. Our community giving back initiatives were also increased during the year and we are focused on advancing our diversity and inclusion practices.

Fourth Quarter

Revenue of $1,703 million for the fourth quarter increased by $122 million, or 8%, at actual exchange rates and by 5% at constant exchange rates, compared with the same period last year, mainly reflecting strong volume/mix growth in Metal Beverage Packaging.

Fourth quarter Adjusted EBITDA of $281 million increased by 5% at actual exchange rates, compared with the same period last year. On a constant currency basis, Adjusted EBITDA increased by 3%, principally due to strong volume/mix growth in Metal Beverage Packaging. This was partly offset by lower production in Glass Packaging, including due to planned furnace rebuilds in Europe, as well as COVID-19 related direct costs.

Metal Beverage Packaging Europe

Revenue of $398 million increased by 17% in the fourth quarter, compared with the same period last year. On a constant currency basis, revenue increased by 11%, principally due to volume/mix growth of 12%, with strong demand across all major end-use categories. This was partly offset by the pass through of lower input costs.

Adjusted EBITDA for the quarter of $52 million increased by $8 million, or 18% at actual exchange rates, and by 13% at constant currency, compared with the same period last year. The increase in Adjusted EBITDA was principally due to strong volume/mix growth in the quarter.

Metal Beverage Packaging Americas

Fourth quarter revenue increased by 8% to $495 million, compared with the same period last year, principally reflecting volume/mix growth of 8% in the quarter. Demand in all end-use categories in the Americas remained strong and drove volume/mix growth.

Adjusted EBITDA of $88 million increased by 33% compared with $66 million in the same period last year, due to increased volume/mix and a strong operating performance, including from recently completed capacity enhancement investment in Brazil.

Our growth projects progressed well in the quarter; new lines in Olive Branch, Mississippi, commenced production in late-2020 and early-2021 and the Group’s two-line expansion in Winston-Salem, North Carolina, is under way. In December, we completed the acquisition of a large brownfield facility in Huron, Ohio, and work has commenced on converting this to a new can and ends production facility.

3

Glass Packaging Europe

Revenue for the quarter of $416 million was in line with the same period last year on a constant currency basis, as increased glass packaging shipments and higher selling prices related to the pass through of higher input costs, was offset by lower activity in glass engineering. Volume/mix in glass packaging increased by 2% in the quarter and by 4% in the second half of 2020.

Adjusted EBITDA for the quarter of $92 million decreased by 12%, at constant exchange rates, compared with the same period last year. Increased volume/mix and a strong operating performance was more than offset by unfavorable fixed cost absorption, including due to lower planned production, including related to furnace rebuilds, as well as increased COVID-19 related costs. Adjusted EBITDA margin for the quarter was 22.1% and 22.5% for the full year.

Glass Packaging North America

Revenue increased by $6 million, or 2%, to $394 million in the fourth quarter, compared with $388 million in the same period last year, principally reflecting favorable volume/mix effects.

Adjusted EBITDA decreased by 16% to $49 million, compared with $58 million in the three months ended December 31, 2019. The decrease was mainly driven by higher operating and other input costs, partly offset by favorable volume/mix effects.

COVID-19

Our assessment of the impact of the COVID-19 pandemic on the Group and our business operations, including our response thereto, remains unchanged from that set out in our most recent communications, including in our Third Quarter 2020 Results. Further disclosure will be included in our upcoming 20-F filing.

4

Earnings Webcast and Conference Call Details

Ardagh Group S.A. (NYSE: ARD) will hold its fourth quarter and full year 2020 earnings webcast and conference call for investors at 3 p.m. GMT (10 a.m. ET) on February 16, 2021. Please use the following webcast link to register for this call:

Webcast registration and access:

https://onlinexperiences.com/Launch/QReg/ShowUUID=E222571C-7140-4848-AA78-6D296B123DF7

Conference call dial in:

United States: +1855 85 70686
International: +44 (0) 3333 000 804
Participant pin code: 48757702#

Slides and annual report

Supplemental slides to accompany this release are available at http://www.ardaghgroup.com/investors.

The Group’s 2020 annual report on Form 20-F is expected to be filed in due course.

The 2020 annual report for ARD Finance S.A., issuer of the Senior Secured Toggle Notes due 2027, will be published in due course and available at http://www.ardholdings-sa.com/.

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 56 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7bn.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

Non-GAAP Financial Measures

This press release may contain certain financial measures such as Adjusted EBITDA, working capital, Adjusted operating cash flow from continuing operations, Adjusted free cash flow, net debt, Adjusted profit/(loss), Adjusted earnings/(loss) per share, and ratios relating thereto that are not calculated in accordance with IFRS or US GAAP. Non-GAAP financial measures may be considered in addition to GAAP financial information, but should not be used as substitutes for the corresponding GAAP measures. The non-GAAP financial measures used by Ardagh may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: john.sheehan@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +1 646 776 5918 / +353 87 2269345
Email: pwalsh@murrayconsult.ie

5

Unaudited Consolidated Condensed Income Statement for the three months and years ended December 31, 2020 and 2019

	Three months ended December 31, 2020			Three months ended December 31, 2019
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,703	—	1,703	1,581	—	1,581
Cost of sales	(1,449)	(14)	(1,463)	(1,347)	(4)	(1,351)
Gross profit	254	(14)	240	234	(4)	230
Sales, general and administration expenses	(92)	(17)	(109)	(77)	(9)	(86)
Intangible amortization and impairment	(60)	(8)	(68)	(57)	—	(57)
Operating profit	102	(39)	63	100	(13)	87
Net finance expense	(81)	—	(81)	(101)	(91)	(192)
Share of post-tax loss in equity accounted joint venture	(23)	(3)	(26)	(10)	(39)	(49)
Loss before tax	(2)	(42)	(44)	(11)	(143)	(154)
Income tax charge	(7)	24	17	(18)	(31)	(49)
Loss from continuing operations	(9)	(18)	(27)	(29)	(174)	(203)
Profit from discontinued operation	—	—	—	71	1,537	1,608
(Loss)/profit for the year	(9)	(18)	(27)	42	1,363	1,405

(Loss)/earnings per share:			($0.11)			$5.94

	Year ended December 31, 2020			Year ended December 31, 2019
	Before	Exceptional		Before	Exceptional
	exceptional items	items	Total	exceptional items	items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	6,731	—	6,731	6,660	—	6,660
Cost of sales	(5,679)	(19)	(5,698)	(5,595)	(2)	(5,597)
Gross profit	1,052	(19)	1,033	1,065	(2)	1,063
Sales, general and administration expenses	(350)	(31)	(381)	(311)	(51)	(362)
Intangible amortization and impairment	(235)	(8)	(243)	(233)	—	(233)
Operating profit	467	(58)	409	521	(53)	468
Net finance expense	(264)	(74)	(338)	(456)	(203)	(659)
Share of post-tax loss in equity accounted joint venture	(33)	(15)	(48)	(10)	(39)	(49)
Profit/(loss) before tax	170	(147)	23	55	(295)	(240)
Income tax charge	(63)	53	(10)	(41)	(3)	(44)
Profit/(loss) from continuing operations	107	(94)	13	14	(298)	(284)
Profit from discontinued operation	—	22	22	215	1,527	1,742
Profit for the year	107	(72)	35	229	1,229	1,458

Earnings per share:			$0.15			$6.17

6

Unaudited Consolidated Condensed Statement of Financial Position

	At December 31, 2020	At December 31, 2019
	$'m	$'m

Non-current assets
Intangible assets	2,756	2,884
Property, plant and equipment	2,945	2,677
Other non-current assets	717	651
	6,418	6,212
Current assets
Inventories	923	964
Trade and other receivables	869	734
Cash and cash equivalents	1,267	614
Other current assets including contract assets	175	154
	3,234	2,466
TOTAL ASSETS	9,652	8,678

TOTAL EQUITY	(361)	(215)
Non-current liabilities
Borrowings including lease obligations	6,764	5,815
Other non-current liabilities	1,261	1,133
	8,025	6,948
Current liabilities
Borrowings including lease obligations	97	95
Payables and other current liabilities	1,891	1,850
	1,988	1,945
TOTAL LIABILITIES	10,013	8,893
TOTAL EQUITY and LIABILITIES	9,652	8,678

Unaudited Consolidated Condensed Statement of Cash Flows

	Year ended December 31,
	2020	2019
	$'m	$'m
Cash flows from operating activities
Cash generated from continuing operations	1,037	1,179
Interest paid	(296)	(417)
Income tax paid	(49)	(64)
Net cash generated from operating activities - continuing operations	692	698
Net cash generated from operating activities - discontinued operation (7)	—	141
Net cash generated from operating activities	692	839

Cash flows used in investing activities
Capital expenditure	(543)	(505)
Other non current asset investing cash flows	(3)	—
Investing cash flows used in continuing operations	(546)	(505)
Proceeds from disposal of discontinued operation, net of cash disposed of	32	2,539
Investing cash flows used in discontinued operation	—	(107)
Net cash (used in)/from investing activities	(514)	1,927

Cash flows from/(used in) financing activities
Changes in borrowings, net	807	(2,282)
Lease payments	(93)	(78)
Dividends paid	(139)	(132)
Other financing cash flows	(100)	(170)
Financing cash flows from/(used in) continuing operations	475	(2,662)
Financing cash flows from discontinued operation	—	—
Net cash inflow/(outflow) from financing activities	475	(2,662)

Net increase in cash and cash equivalents	653	104
Cash and cash equivalents at beginning of the year	614	530
Foreign exchange losses on cash and cash equivalents	—	(20)
Cash and cash equivalents at end of the year	1,267	614

7

Financial assets and liabilities

At December 31, 2020, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Undrawn amount
	$'m	$'m

Senior Secured and Senior Notes	6,595	–
Global Asset Based Loan Facility	–	599
Lease obligations	366	–
Other borrowings/credit lines	14	1
Total borrowings / undrawn facilities	6,975	600
Deferred debt issue costs and bond discounts / bond premium	(114)	–
Net borrowings / undrawn facilities	6,861	600
Cash and cash equivalents	(1,267)	1,267
Derivative financial instruments used to hedge foreign currency and interest rate risk	105	–
Net debt / available liquidity	5,699	1,867

Reconciliation of (loss)/profit for the period to Adjusted profit

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
(Loss)/profit for the period - Group	(27)	1,405	35	1,458
Share of post-tax loss in equity accounted joint venture	26	49	48	49
	(1)	1,454	83	1,507
Exceptional items, net of tax	15	(1,401)	57	(1,268)
Intangible amortization, net of tax	46	44	180	193
Losses/(gains) on derivative financial instruments and non-recurring Trivium transaction related foreign currency impact in net finance expense	5	5	(15)	9
	65	102	305	441
Share of Adjusted Profit/(loss) in equity accounted joint venture	3	(10)	36	(10)
Adjusted profit for the period - Group (2)	68	92	341	431

Weighted average common shares	236.37	236.36	236.37	236.36

(Loss)/earnings per share - Group	(0.11)	5.94	0.15	6.17

Adjusted earnings per share - Group (2)	0.28	0.39	1.44	1.82

Reconciliation of (loss)/profit from continuing operations for the period to Adjusted EBITDA from continuing operations, Adjusted operating cash flow from continuing operations and Adjusted free cash flow - Group

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
	$'m	$'m	$'m	$'m
(Loss)/profit from continuing operations	(27)	(203)	13	(284)
Income tax (credit)/charge	(17)	49	10	44
Net finance expense	81	192	338	659
Depreciation and amortization	179	167	688	652
Exceptional operating items	39	13	58	53
Share of post-tax profit in equity accounted joint venture	26	49	48	49
Adjusted EBITDA from continuing operations	281	267	1,155	1,173
Movement in working capital	179	257	(31)	105
Exceptional restructuring paid	2	(3)	(1)	(12)
Capital expenditure (8)	(191)	(101)	(543)	(505)
Lease payments	(22)	(21)	(90)	(74)
Adjusted operating cash flow from continuing operations	249	399	490	687
Adjusted operating cash flow from discontinued operation	—	(25)	—	51
Interest paid (9)	(109)	(82)	(296)	(411)
Income tax paid	(15)	(26)	(49)	(79)
Adjusted free cash flow - Group (10)	125	266	145	248

8

Related Footnotes

(1) Continuing Operations results unless stated otherwise. For a reconciliation to the most comparable GAAP measures, see page 8.

(2) Adjusted earnings per share and Adjusted profit for the three and twelve months ended December 31, 2020 include the Group’s share of the Adjusted profit/(loss) of its material equity accounted joint venture, Trivium Packaging B.V.. The comparative periods include the results of the divested Food & Specialty business which have been presented as a Discontinued Operation.

(3) Payable on April 1, 2021 to shareholders of record on March 18, 2021.

(4) Net debt is comprised of net borrowings and derivative financial instruments used to hedge foreign currency and interest rate risk, net of cash and cash equivalents. Net borrowings includes IFRS 16 lease obligations. Net debt to LTM Adjusted EBITDA, at December 31, 2019, reflects the LTM Adjusted EBITDA for Continuing Operations.

(5) Includes the impact of COVID-19 related costs.

(6) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

(7) Operating cash flows from the Discontinued Operation for the year ended December 31, 2019, include interest and income tax payments of $6 million and $15 million.

(8) Capital expenditure for the three and twelve months ended December 31, 2020, includes $84 million and $217 million relating to Business Growth Investment projects respectively.

(9) Interest paid in the year ended December 31, 2019, excludes $12 million in respect of the redemption, in August 2019, of the Group’s $1,650 million 7.250% Senior Notes due 2024 and redemptions, in November 2019, of the Group’s $1,000 million 4.625% Senior Secured Notes due 2023, €440 million 4.125% Senior Secured Notes due 2023 and €750 million 6.750% Senior Notes due 2024, related to the interest payable from the date the Notes were called for redemption to the redemption date.

(10) Adjusted free cash flow - Group for the three and twelve months ended December 31, 2019 reflect that the Group divested the Food & Specialty business as of October 31, 2019.

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